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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549
                          _____________________________

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE
                          _____________________________

    X CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
   ---                            SECTION 305(b) (2)

                              THE CHASE MANHATTAN BANK
               (Exact name of trustee as specified in its charter)

New York                                                    13-4994650
(Jurisdiction of incorporation or                           (I.R.S. Employer
organization if not a U.S. national                         Identification No.)
bank)

270 Park Avenue
New York, New York                                          10017
(Address of principal executive offices)                    (Zip code)

                               William H. McDavid
                                 General Counsel
                                 270 Park Avenue
                            New York, New York 10017
                               (Agent for Service)
                          _____________________________

                  ARCADIA AUTOMOBILE RECEIVABLES TRUST, 1997-D
               (Exact name of obligor as specified in its charter)

Delaware                                               Applied For
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                         Identification No.)

c/o Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE                                         19890
(Address of principal executive offices)               (Zip code)

                          ___________________________________
                          Automobile Receivables-Backed Notes
                          (Title of the indenture securities)
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Item 1. GENERAL INFORMATION.  Furnish the following information as to the trustee:

               (a) Name and address of each examining or supervising authority to which it is subject.

                     New York State Banking Department
                     State House
                     Albany, New York  12110

                     The Board of Governors of the Federal Reserve System Washington, D.C. 20551

                     Federal Deposit Insurance Corporation
                     Washington, D.C. 20429

                     Federal Reserve Bank of New York
                     District 2
                     33 Liberty Street
                     New York, New York

               (b) Whether it is authorized to exercise corporate trust powers.

                     Yes.

Item 2. AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the trustee, describe each such affiliation.

                     None.

Item 16. LIST OF EXHIBITS.    List below all exhibits filed as a part of this
                              Statement of Eligibility.

         1. A copy of the Articles of Association of the Trustee as now in effect, including the Organization Certificate and the Certificates of Amendment dated February 17, 1969, August 31, 1977, December 31, 1980, September 9, 1982, February 28, 1985, December 2, 1991 and July 10, 1996 (see
Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-06249, which is incorporated by reference).

          2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference. On July 14, 1996, in connection with the merger of Chemical Bank and The Chase Manhattan Bank (National Association), Chemical Bank, the surviving corporation, was renamed The Chase Manhattan Bank).

          3. None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

          4. A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-06249, which is incorporated by reference).

          5.  Not applicable.

          6. The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference. On July 14, 1996, in connection with the merger of Chemical Bank and The Chase Manhattan Bank (National Association), Chemical Bank, the surviving corporation, was renamed The Chase Manhattan Bank).

          7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

          8.  Not applicable.

          9.  Not applicable.

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                                    SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, The Chase Manhattan Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 16th day of September.






                         THE CHASE MANHATTAN BANK


                         /s/ Vada Haight
                         -----------------------
                         Vada Haight
                         Assistant Vice President